SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Decision to Dispose Treasury Shares

1. Number of shares to be disposed	Common Shares	3,109
	Other Shares	—
2. Share Price for Disposal (KRW)	Common Shares	52,700
	Other Shares	—
3. Estimated Total Amount (KRW)	Common Shares	163,844,300
	Other Shares	—
4. Period of Disposal		From July 24, 2026, to July 24, 2026
5. Purpose of Disposal		Delivery of shares pursuant to the grant of RSU(Restricted Stock Units) using treasury shares
6. Method of Disposal		Over-the-counter disposal
7. Number of Treasury Shares before Disposal		13,889,877 (5.51% of total shares)
8. Date of Approval of Plan for Treasury Share Ownership and Disposal		March 31, 2026
9. Date of Resolution		July 14, 2026
10. Additional details relevant to investment consideration
–Item 3 above is calculated based on the closing price of the day before the Board resolution, thus the actual disposal amount may vary based on the closing price on the date of disposal.
–The Company’s Audit Committee is composed entirely of outside directors.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 14, 2026
KT Corporation

By:	/s/ Sun Wook Kim
Name: Sun Wook Kim
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: IR Team Leader